FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP APPOINTS NEW EXECUTIVES

TO LEAD BELGIAN AND GROUP IT OPERATIONS

BRUSSELS, Belgium – March 15, 2007 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announced today that Michel Eeckhout will become Chief Executive Officer of Delhaize Belgium from July 2007. He will succeed Arthur Goethals, who will retire as planned from his executive roles at the end of June 2007 on. Mr. Eeckhout is currently Chief Information Officer of Delhaize Group. He will be replaced in that role by Terry Morgan, currently Senior Vice President and Chief Information Officer at Food Lion, the largest operating company of Delhaize Group.

In addition, the Group announced that, at its Ordinary General Meeting of May 24, 2007, it will propose the renewal of the mandate of three current members of its Board of Directors: Count Goblet d’Alviella, Mr. Robert Murray and Dr. William Roper.

Management Changes

As of July 1, 2007, Michel Eeckhout will become Chief Executive Officer of Delhaize Belgium, the operating entity overseeing Delhaize Group’s operations in Belgium, the Grand Duchy of Luxembourg and Germany. Mr. Eeckhout is a seasoned executive who gained broad retail experience during his 23 years in the Belgian operations before becoming Chief Information Officer of Delhaize Group in 2002. Since 2005, he is also a member of the Executive Committee of Delhaize Group.

Michel Eeckhout will succeed Arthur Goethals, Chief Executive Officer Western and Central Europe, who will retire from his executive role as of June 30, 2007. Mr. Goethals is since 1994 a member of Delhaize Group’s Executive Committee and leads the Belgian operations since 2001. He will continue to serve Delhaize Group on an advisory basis until the end of February 2008.

Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group said: “I want to thank Arthur for his important contribution to Delhaize Group’s Executive Committee and his many years of leadership of the Belgian operations during which he reinforced their differentiation from the competition and achieved significant market share and profit growth. Michel Eeckhout will continue to build the commercial strength of the Belgian operations, bringing in addition his expertise in process efficiency and supply chain management.”

Michel Eeckhout will be succeeded as Chief Information Officer of Delhaize Group by Terry Morgan, currently Senior Vice President Information Technology and Chief Information Officer of Food Lion. As Group Senior Vice President and Chief Information Officer, Terry Morgan will report to Craig Owens, Delhaize Group Executive Vice President.

Michel Eeckhout (57) joined Delhaize Group in 1978 as IT project leader and IT manager. In 1992, he became Group coordinator for the IT activities in Europe and Asia. Mr. Eeckhout became a member of the Executive Committee of Delhaize Belgium in 1995, was appointed Delhaize Group Vice President of IT Processes and Systems in 2001 and Chief Information Officer in 2002. In 2005, he joined the Executive Committee of Delhaize Group. He is a member of the Board of Directors of GS1 and Vice Chairman of the Board of Directors of GS1 Belgium. He is also a Board member of Agentrics, the world’s leading retail exchange platform. Michel Eeckhout earned Master degrees in economics (UFSIA, Antwerp) and in European economics (Université Libre de Bruxelles, Brussels), and an Executive Master in general management (Solvay Business School, Brussels).

Arthur Goethals (61) joined Delhaize Group in 1972 as a store manager and successfully served in various management roles including department director for the wholesale activity and director of the supermarkets division. In 1994, Mr. Goethals became a member of the Executive Committee of Delhaize Group, since 2001 with responsibility for the Belgian business and since 2006 as Chief Executive Officer Western and Central Europe. In 2005, he was elected to a three-year term as Chairman of the Belgian retail federation Fedis. Mr. Goethals is also Board member of the Federation of Entreprises in Belgium and of the Belgian post office La Poste/De Post.

Terry Morgan (50) joined Food Lion as Chief Information Officer and Senior Vice President of Information Technology in 2002. Prior to joining Food Lion, Mr. Morgan was senior manager of management solutions and services for Deloitte & Touche, where he was a consultant in retail strategy and information technology. Prior to Deloitte & Touche, he served Food Lion for 15 years in multiple positions, including manager of business systems and director of information technology. Mr. Morgan holds a Bachelor’s degree in accounting and business administration from the University of North Carolina at Chapel Hill and an MBA in finance from the Fuqua School of Business at Duke University.

Ordinary General Meeting of May 24, 2007

Renewal of Directors

The Board of Directors will propose at the Ordinary General Meeting of May 24, 2007, the reelection of Count Goblet d’Alviella (58), Mr. Robert Murray (65) and Dr. William Roper (58) as directors for a period of three years. The biographies of these three directors can be found on the Company website, www.delhaizegroup.com.

Independence of Directors

The Board of Directors has determined that, except for Mr. Pierre-Olivier Beckers, Chief Executive Officer, all the directors of the Company are independent within the meaning of the Belgian Company Code, the Belgian Code on Corporate Governance and the rules of the New York Stock Exchange and will propose at the Ordinary General Meeting of May 24, 2007 that the shareholders acknowledge the independence of the directors proposed for reelection, Count Goblet d’Alviella, Mr. Robert Murray and Dr. William Roper, under the Belgian Company Code.

Approval of Stock Option Plans

As at previous Ordinary Shareholder Meetings, the Board also will propose that the shareholders approve a stock option plan that the Company intends to launch in the course of the year, authorizing equity awards that could be granted to members of the Executive Management of Delhaize Group entitling them to acquire existing ordinary shares of the Company. The Board will also ask the shareholders to approve an amendment to the Delhaize Group 2002 Stock Incentive Plan that was approved at the Ordinary Shareholders Meeting of 2002, to increase by eight million the number of Delhaize Group American Depositary Shares that may be issued pursuant to incentive stock options granted under this plan. The Board will then ask the shareholders, as for previous plans, to approve the accelerated vesting of stock options granted under such plans upon a change of control over the Company.

Approval to Issue Bonds with Early Redemption Right

Pursuant to the Belgian Company Code, the Board will propose to its shareholders to approve the granting of the right to request, in the event of a change of control of the Company, the early redemption of bonds that the Company may issue within the 12 months following the Ordinary General Meeting of May 24, 2007. The maximum aggregate amount of bonds that may be subject to this change of control provision would be between EUR 1.2 and EUR 1.5 billion. The bond issue may comprise tranches denominated in EUR and/or in USD, and with different maturities, which shall not exceed 10 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates. The proceeds from any such bonds would be used for seasonal and operational needs, to invest in the growth of the business, and/or to refinance existing debt.

Extraordinary General Meeting

The Board of Directors will call Delhaize Group’s shareholders for an Extraordinary General Meeting on April 27, 2007. At this meeting, the Board will propose to the shareholders to renew the authorization granted to the Board of Directors with respect to the authorized capital and to the purchase of Company shares. Shareholders will also be requested to approve amendments to the Articles of Association concerning the conversion of shares held in bearer form to dematerialized form and voting in writing. The Board of Directors has also decided to call a second Extraordinary General Meeting on May 24, 2007, in case the legal quorum required to validly consider and vote upon those proposals is not reached at the first Extraordinary General Meeting on April 27, 2007.

Agenda to the Meetings

A complete agenda for the Ordinary and Extraordinary General Meetings will be included in the Notices to the Meetings, which will be published on the Company website, www.delhaizegroup.com. The agenda will also be published in the Belgian press and be sent to the Company’s registered shareholders within the timeframes required by Belgian law.

Delhaize Group

Delhaize Group is a Belgian food retailer present in eight countries on three continents. At the end of 2006, Delhaize Group’s sales network consisted of 2,705 stores. In 2006, Delhaize Group posted EUR 19.2 billion (USD 24.1 billion) in net sales and other revenues and net profit of EUR 351.9 million (USD 441.8 million). At the end of 2005, Delhaize Group employed approximately 142,500 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the corporate website at http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, securities offerings and refinancings, and the use of proceeds from any such offerings or refinancings, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2005 and other periodic filings made by Delhaize Group and Delhaize America with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group and Delhaize America undertakes no obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments except as required by law. The securities mentioned herein that may be offered would not be registered under the Securities Act of 1933, as amended, and could not be offered or sold in the U.S. absent registration or any applicable exemption from registration requirements. This press release is neither an offer to sell nor a solicitation of an offer to buy any security.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 19, 2007	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President